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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 2)*

                             3D SYSTEMS CORPORATION
                             -----------------------
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                    88554D205
                                 (CUSIP Number)

                                 Kevin S. Moore
                                    President
                             The Clark Estates, Inc.
                               Thirty-First Floor
                              One Rockefeller Plaza
                            New York, New York 10020
                            Tel. No.: (212) 977-6900

                                 With a copy to:
                              Robin L. Spear, Esq.
                             Pillsbury Winthrop LLP
                             One Battery Park Plaza
                          New York, New York 10004-1490
                                 (212) 858-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 28, 2001
                                -----------------
                          (Date of Event which Requires
                            Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D

CUSIP NO. 88554D205

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        The Clark Estates, Inc.
        13-5524538

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS

        00
________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF            933,272 (See Item 5)
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
   PERSON
    WITH
               _________________________________________________________________
               8    SHARED VOTING POWER

                       0
               _________________________________________________________________
               9    SOLE DISPOSITIVE POWER

                       933,272 (See Item 5)
               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                       0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        933,272 (See Item 5)

________________________________________________________________________________
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [X]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.1% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

        CO
________________________________________________________________________________
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                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

         This Amendment No. 2 is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the Reporting Person and refers only to information which has materially changed since the filing of Amendment No. 1 to Schedule 13D by the Reporting Person on March 13, 2000. The items identified below, or the particular paragraph of such items which are identified below, are amended to add the information as set forth below. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the original
Schedule 13D or Amendment No. 1 thereto.

Item 3.    Source and Amount of Funds or Other Consideration.


         Since the filing by the Reporting Person of Amendment No. 1 to this
Schedule 13D on March 13, 2000, 242,400 shares (the "Shares") of Common Stock have been purchased in open market transactions. The aggregate purchase price was provided by funds available for investment by accounts for which the Reporting Person provides management and administrative services. The 1,006 shares owned by Kevin S. Moore, President and a director of the Reporting Person and a director of the Company, were acquired with his personal funds. As a director of the Company, Kevin S. Moore was granted stock options for 20,644 shares of Common Stock of which 4,596 have vested.

Item 4.    Purpose of Transaction.

         The purpose of the acquisition of the Shares was for investment. Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its executive officers or directors currently has any plans or proposals of the type set forth in Paragraphs (a) through (j) of

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Item 4 of Schedule 13D, except that the Reporting Person and each of its executive officers and directors may acquire additional shares of the Common Stock in open market transactions for investment purposes. Any decision of the Reporting Person or any of its executive officers and directors either to purchase additional shares of the Common Stock or to dispose of any of such shares will take into account various factors, including general economic and stock market conditions.

Item 5.    Interest in Securities of the Issuer.


         (a) The 933,272 shares of Common Stock beneficially owned by the Reporting Person constitute approximately 7.1% of the outstanding shares of Common Stock of the Company (based upon an aggregate of 13,124,486 outstanding shares of the Common Stock as of October 31, 2001, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 28,
2001).

         Kevin S. Moore, President and a director of the Reporting Person and a director of the Company, owns 1,006 shares of Common Stock of the Company and vested stock options to purchase an additional 4,596 shares of Common Stock which together constitute approximately 0.04% of the outstanding shares of Common Stock. Kevin S. Moore also has additional stock options for 16,048 shares of Common Stock, of which 6,881 shares will vest from time to time in 2002. The Reporting Person disclaims beneficial ownership of these shares.

         (b) The Reporting Person and the executive officer referred to above have the sole power to vote or to direct the vote and to dispose of or direct the disposition of their respective shares of the Common Stock.

         (c) On November 28, 2001, the Reporting Person purchased 102,000 shares of Common Stock at a price of $10.18 per share and 38,500 shares of Common Stock at a price of


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$10.15 per share in open market transactions. On October 20, 2001, Kevin S.
Moore's stock options for 1,048 shares of Common Stock vested. Except as described above, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its executive officers and directors has effected any other transactions with respect to the Common Stock during the past sixty days.

         (d) Each of the accounts referred to in Item 3 and the executive officer referred to above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, their respective shares of Common Stock.

         (e)      Not applicable.


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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2001


                                         THE CLARK ESTATES, INC.


                                         By:  s/ KEVIN S. MOORE
                                              ---------------------------------
                                              Name:   Kevin S. Moore
                                              Title:  President


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